Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-111499) on Form S-8 of Yellow Roadway Corporation of our report dated June 18, 2004, with respect to the statement of net assets available for benefits of the Roadway LLC 401(k) Stock Savings Plan as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended, and the related financial statement schedule, which report appears in the December 31, 2003 annual report on Form 11-K of the Roadway LLC 401(k) Stock Savings Plan.

/s/ KPMG LLP

Kansas City, Missouri

June 25, 2004